UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								February 9, 2006

Via Facsimile (203) 968-3563 and U.S. Mail

Ms. Anne M. Mulcahy
Chief Executive Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut  06904

	Re:	Xerox Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed June 28, 2005
 		File No. 1-4471

Dear Ms. Mulcahy:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your website that you may have operations associated with Iran, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction and missile programs. We note that your Form 10-K does not contain any disclosure about operations in these countries. With a view to disclosure, please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, these countries, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. For example, your response should address the status and nature of your relationships with Nazir Hadaya & Company, Odyssey Co. Ltd, and Balli Group/Balrox
Ltd, companies listed on your website as contacts for you in Syria,
Sudan and Iran, respectively. We note also a public media report that Xerox products are sold in Iran.

2. In your materiality analysis, please discuss whether your operations or contacts in these countries, if any, constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from any contacts with Syria, Iran or Sudan.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Syria, Iran and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Syria and Sudan.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance
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Anne Mulcahy
Xerox Corporation
February 9, 2006
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